October 10, 2019

David Soto
President
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31,
2019
           Filed July 15, 2019
           Form 10-Q for the Period Ended June 30, 2019
           Filed August 20, 2019
           File No. 000-52069

Dear Mr. Soto:

       We have reviewed your September 26, 2019 response to our comment letter and
Amendment No. 1 to Form 10-K filed October 3, 2019, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 11, 2019 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2019

Business , page 4

1. We note your response to our prior comment 2. However, although you have stated that the company is heavily regulated at both the state and federal levels, you provide little disclosure of the nature of the regulations outside of the need for licensing. Please revise to provide a separate subsection focused on regulatory issues with a more robust discussion of the nature of the regulations the business will have to deal with and how they will impact your business.
 David Soto
FirstName LastNameDavid Soto
Celexus, Inc
Comapany NameCelexus, Inc
October 10, 2019
October 10, 2019 Page 2
Page 2
FirstName LastName
Risk Factors, page 6

2. We note your response to prior comment 4. Please provide risk factor discussions regarding the various risks entailed in the implementation of your business plan and the future operations of HempWave.
Management's Discussion and Analysis of Financial Conditions and Results of Operations, page
10

3. We note your response to our prior comment 8. Please revise your discussion to provide a fuller discussion of your plan of operation, including the timing of the consummation of the HempWave acquisition, and other major steps needed to make the company operational and generating revenues. Similarly, revise the Form 10-Q for the period ended June 30, 2019, including any updates to the company's implementation of its plan.
Item 9. Changes in and Disagreements with Accountant on Accounting and Financial Disclosure, page 11

4. We note your response to prior comment 10; however, it does not appear that your Form
         10-K/A has been revised to address this comment. As previously requested, please amend to disclose the disagreement with your predecessor auditor Michael Gillespie
         & Associates PLLC, consistent with your revised disclosure in your amended Item 4.01
         Form 8-K filed on August 12, 2019.
Security Ownership of Certain Beneficial Owners, page 14

5. We note your disclosure that Lisa Averbuch has voting control over Global Services
         Unlimited Group and Kings Gate Management Inc. Please revise the table to show that she is the beneficial owner of the shares held by these entities, and show her total percentage of control.
6. Identify the natural person who has voting and investment control over European Trade
         Partners LLC.
Item 14. Principal Accountant Fees and Services, page 15

7. We note your response to prior comment 13; however, it does not appear that your Form
         10-K/A was revised to address this comment. Therefore we reissue our prior comment to explain the basis for your disclosure of audit fees for Michael Gillespie & Associates and
         BF Borgers CPA PLLC. Given that BF Borgers audited your financial statements for the years ended March 31, 2019 and 2018, it is unclear why you disclose that they didn't render (or bill for) any audit-related services for fiscal 2019 and 2018. It is also unclear what the BF Borgers $1,500 amount in the 2019 column represents. Finally, please clarify why you disclose $3,350 in Gillespie audit fees for 2019 and none in 2018. We note that prior to their termination on March 27, 2019, Gillespie issued a report on your financial statements for the year ended March 31, 2018. Please refer to Item 14 of Form 10-K.
 David Soto
Celexus, Inc
October 10, 2019
Page 3
Statements of Cash Flows, page F-5

8. We note your response to prior comment 14; however, it does not appear that your Form
         10-K/A was revised to address this comment. As previously requested, please tell us how you determined that $58,500 in loans from a shareholder should be classified within operating activities or amend to present as a component of financial activities. Please similarly address this comment with respect to the Statement of Cash Flows in your Form
         10-Q for the period ended June 30, 2019. Refer to ASC 230-10-45-14. Notes to Consolidated Financial Statements for the Years Ended March 31, 2019 and 2018
Note 8 - Subsequent Events, page F-12

9. We note your prior response to comment 15; however, it does not appear that your disclosures were revised to address this comment. As previously requested, please revise your filing as necessary to address inconsistencies between your disclosures on page 5, page F-12 and in your Form 8-K filed August 6, 2019 regarding the date you entered into an agreement to acquire Hempwave. Since this pending acquisition would be material to
         Celexus, please also revise your footnote disclosure to describe the significant terms of the proposed transaction, the involvement of related parties, the date the transaction is expected to close, and how you intend to account for the transaction. Please similarly address these issues on page 15 of your Form 10-Q for the period ended June 30, 2019.
         Refer to ASC 855-10-55-2.
10. We note your response to prior comment 16; however, it does not appear that your Form
         10-K/A was revised to address this comment. As previously requested, please amend your financial statements and related disclosures elsewhere in the filing to give retroactive effect to the 1-90 reverse split that occurred after the latest reported balance sheet but before the release of the financial statements. Please refer to ASC 260-10-55-12 and SAB
         Topic 4.C. Please similarly address this issue in your Form 10-Q for the period ended
         June 30, 2019.
General
FirstName LastNameDavid Soto
11. We note that your response letter dated September 26, 2019 was signed by Lisa Averbuch
Comapany NameCelexus, Inc although she had previously resigned as President. Please ensure in the capacity of CEO,
October 10,all future response letters are signed by the current Principal Executive Officer.
       that 2019 Page 3
FirstName LastName
 David Soto
FirstName LastNameDavid Soto
Celexus, Inc
Comapany NameCelexus, Inc
October 10, 2019
Page 4
October 10, 2019 Page 4
FirstName LastName
Form 10-Q for the Period Ended June 30, 2019

Statements of Stockholders' Deficit (Unaudited), page 8

12. We note your response to prior comment 17; however, it does not appear that your Form
         10-Q was revised to address this comment. As previously requested, please explain why the book value of your common stock and your additional paid-in capital for the periods ended March 31, 2019 and 2018 are not consistent with the amounts presented on page F-
         4 of your amended Form 10-K , or revise your filing accordingly. It appears that you have not revised the par value of your common stock and the number of shares authorized to retroactively account for the 1 to 90 reverse stock split that occurred in April 2019.
Notes to Consolidated Financial Statements
Note 3 - Debt - Related Party, page 14

13.      Please refer to ASC 850-10-50 and revise your footnote as follows:
           Describe the related party relationship with Securities Compliance Group, Ltd.;
           Explain the source of the additional $20,669 of related party debt during the three months ended June 30, 2019 and the terms associated with this new borrowing; and
           Include Note 7 regarding related parties or remove the reference. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 16

14. We note your response to prior comment 9 and your revised disclosures on page 10 of your amended Form 10-K for the year ended March 31, 2019. As previously requested, please similarly revise the MD&A in your Form 10-Q to address your capital needs for the next twelve months, the material uncertainties surrounding your liquidity, and the impact that those uncertainties could have on your business. Refer to Item 303 of Regulation S-
         K.
       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas,
Attorney-Advisor, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at
(202) 551-3257
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Elaine Dowling, Esq.